Exhibit 99.1

National Energy Services Reunited Corp. Announces Agreement to Acquire SAPESCO

CAIRO, EGYPT, February 13, 2020 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific, announced their entry into an agreement pursuant to which NESR will acquire Sahara Petroleum Services Company S.A.E. (“SAPESCO”), the largest indigenous oilfield services company in Egypt with operations across the MENA region.

Once completed, the transaction will result in NESR becoming a significant player in the Egyptian oil and gas industry, where it does not operate presently. This transaction will also add Industrial and Chemical services, which service the midstream and downstream sectors, to its portfolio. Furthermore, SAPESCO’s existing upstream Well Services contracts in Saudi Arabia, UAE, Libya and Kuwait will be a net addition to NESR’s contract portfolio.

Under the terms of the agreement, NESR will acquire all issued and outstanding shares of SAPESCO in a cash and stock transaction. The transaction is comprised of $27 million in cash paid to shareholders at closing and issuance of NESR shares in two tranches as earn-outs at a minimum price of $10.00 per share based on a portion of 2019 EBITDA and performance metrics, using a multiple of up to 4.35x. The total company estimated 2019 Adjusted EBITDA is approximately $20 million.

The $27 million cash component of the acquisition, as well as $22 million long term debt repayment, will be funded with cash from NESR’s balance sheet and the existing Revolving Credit Facility. Post-closing, NESR will also assume approximately $8 million of short-term debt from an existing local facility. The acquisition is expected to be completed by March 31, 2020, subject to standard regulatory approvals and satisfaction of customary closing conditions.

Mr.Akmal Kortam, Owner and Founder of SAPESCO, commented: “I am very pleased to see the signing of this agreement and we look forward to joining NESR as our companies share common values and commitment to safety, service, technology and operational excellence. This transaction provides both our customers and employees with enhanced opportunities for growth and success.” Mr. Kortam added “We have nurtured SAPESCO to this scale and we believe it is the right time to leverage a larger platform to accelerate the growth opportunities for our product lines which are additive to NESR’s portfolio.”

“This acquisition marks the entry of NESR into the growing and successful Egyptian Oil and Gas Industry” said Sherif Foda, Chairman and CEO of NESR. “With SAPESCO’s long standing reputation in the market for best in class equipment, talented workforce, performance and safety, we are confident we will continue to benefit through the combined growth of our business. We are very proud to have SAPESCO as a partner and shareholder. We believe their unique position as the leader in Industrial Services and Pipeline Cleaning will add significant value to NESR in the region. This is evident with the scale of Zohr project and SAPESCO’s unparalleled performance to accomplish such a word class project in record time, which is a mark of the Egyptian ingenuity and know how. Since NESR’s start, our aim has been to work and invest in Egypt, and we were looking for the right time and right partner, I can now definitely say we teamed up with the best. We are committed to expand our scale and invest heavily in the years to come in our country.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 4,000 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

About Sahara Petroleum Services Company S.A.E.

With over forty-five years of experience, SAPESCO is an indigenous Egyptian multi-discipline oil field solutions provider with operations across Egypt, Libya, Saudi Arabia, Kuwait and the U.A.E and is considered the first national oilfield services company in the region. SAPESCO provides a myriad of cutting-edge solutions across Upstream, Midstream and Downstream Oil and Gas industry through its Well Services, Measurement Services, Industrial Services, Civil Services, Drilling Services and Exploration Services divisions that caters to the growing demands of the industry in the region.

Advisors

Freshfields Bruckhaus Deringer LLP and Matouk Bassiouny served as Legal Advisors and PricewaterhouseCoopers served as Financial Advisors to NESR. AMR & Partners Law Firm served as Legal Advisors to SAPESCO.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits resulting from the Company’s recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

For inquiries regarding NESR, please contact:

Christopher Boone or Dhiraj Dudeja

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com